UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 20, 2025 (Melbourne, Australia), Telix Pharmaceuticals Limited (the “Company”) filed the following announcements with the Australian Securities Exchange: (i) Appendix 4E and 2024 Annual Report, (ii) Appendix 4G and 2024 Corporate Governance Statement, (iii) 2024 Full Year Results Announcement, and (iv) 2024 Full Year Results Presentation, which are attached to this Form 6-K as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

99.1	Appendix 4E and 2024 Annual Report
99.2	Appendix 4G and 2024 Corporate Governance Statement
99.3	2024 Full Year Results Announcement
99.4	2024 Full Year Results Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: February 21, 2025	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary